UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 32)*

                          COLLINS & AIKMAN CORPORATION
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Leslie Duffy, Esq.
--------------------------------------------------------------------------------
                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D


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CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         29,962,797*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            29,962,797*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   29,962,797*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      35.8%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)


* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

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                                  SCHEDULE 13D


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CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         362,442*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            362,442*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    362,442*


--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .43%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.
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                                  SCHEDULE 13D


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CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /


--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         506,207*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            506,207*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    506,207*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .61%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.
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                                  SCHEDULE 13D


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CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         235,681*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            235,681*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

                                    235,681*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .28%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


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CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         114,458*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            114,458*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            114,458*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         28,751,972*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            28,751,972*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   28,751,972*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      34.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                  This Amendment No. 32 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership (HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities"), with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

                  All share numbers in this filing (including on the cover page) give effect to the one-for-2.5 reverse stock split (The "Split") effected by the Company in May 2002. This needs to be considered in comparing the information against previous filings. This filing is being made to reflect principally certain open market purchases of 87,900 shares of Common Stock in aggregate effected by the Reporting Heartland Entities on January 2, 6 and 7, 2003.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by the addition of the following paragraph:

         All of the funds for purchases effected on January 2, 6 and 7, 2003 by the Reporting Heartland Entities were directly or indirectly derived from contributions made by the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities. As a result of share purchases, the Reporting Heartland Entities acquired an aggregate of an additional 87,900 shares of Common Stock on January 2, 6 and 7, 2003.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by the addition of the following paragraph:

         The purchase of 87,900 additional shares of Common Stock on January 2, 6 and 7, 2003 by the Reporting Heartland Entities was in furtherance of their previously described intentions and were undertaken at this time in light of applicable trading prices.

Item 5.  Interest in Securities in Collins & Aikman Corporation.

         Item 5 is hereby amended and restated as follows:

                  (a)-(c) At the close of business on January 7, 2003, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 29,962,797 shares of common stock, representing approximately 35.8% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The Reporting Heartland Entities previously purchased 459,000 shares of common stock on August 7, 2002 and August 9, 2002 in a series of seven transactions at a weighted average price of $3.58 per share. 162,400 shares of common stock were acquired on August 9, 2002 and August 12, 2002 in a series of sixteen transactions at a weighted average price of $4.19 per share. 99,000 shares of common stock were acquired on August 13, 2002 and August 14, 2002 in a series of nineteen transactions at a weighted average price of $3.90 per share. 59,500 shares of common stock were acquired on August 15, 2002 and August 16, 2002 in a series of twelve transactions at a weighted average price of $3.97 per share. 4,600 shares of common stock were acquired on August 19, 2002 and August 20, 2002 in two transactions at a weighted average price of $4.25 per share. 38,000 shares were acquired on August 21, 2002 and August 22, 2002 in two transactions at a weighted average price of $4.46 per share. 31,200 shares of common stock were acquired on August 23, 2002 and August 26, 2002 in two transactions at a weighted average price of $4.39 per share. 16,000 shares of common stock were acquired on August 27, 2002 and August 28, 2002 in two transactions at a weighted average price of $4.89 per share. 23,000 shares of common stock were acquired on August 29, 2002 and August 30, 2002 in two transactions at a weighted average price of $4.77 per share. 1,200 shares of common stock were acquired on September 4, 2002 in one transaction at a price of $4.50 per share. 44,700 shares of common stock acquired on September 5, 2002 and September 6, 2002 were acquired in two transactions at a weighted average price of $4.93 per share. 160,000 shares of common stock were acquired on September 9, 2002 and September 10, 2002 in two transactions at a weighted average price of $5.14 per share. 115,000 shares of common stock were acquired on September 11, 2002 and September 12, 2002 in two transactions at a weighted average price of $5.65 per share. 42,000 shares of common stock were acquired on September 13, 2002 and September 16, 2002 in two transactions at a weighted average price of $5.13 per share. 125,700 shares of common stock were acquired on November 18, 2002 and November 19, 2002 were in two transactions at a weighted average price of $2.55 per share. 231,300 shares of common stock were acquired on November 20, 2002 and November 21, 2002 in two transactions at a weighted average price of $2.71 per share. 250,000 shares of common stock acquired on November 22, 2002 and November 25, 2002 were acquired in two transactions at a weighted average price of $3.58 per share. 175,000 shares of common stock were acquired on November 26, 2002 and November 27, 2002 in two transactions at a weighted average price of $3.91 per share. 23,200 shares of common stock were acquired on November 29, 2002 in one transaction at a price of $4.08 per share. 129,300 shares of common stock were acquired on December 2, 2002, December 3, 2002 and December 4, 2002 in three transactions at a weighted average price of $3.91 per share. 110,000 shares of common stock were acquired on December 5, 2002 and December 6, 2002 in two transactions at a weighted average price of $3.68 per share. 93,700 shares of common stock were acquired on December 9, 2002 and December 10, 2002 in two transactions at a weighted average price of $3.34 per share. 75,000 shares of common stock were acquired on December 11, 2002 and December 12, 2002 in two transactions at a weighted average price of $3.39 per share. 116,500 shares of common stock were acquired on December 13, 2002 and December 16, 2002 in two transactions at a weighted average price of $3.92 per share. 35,000 shares of common stock acquired on December 17, 2002 and December 18, 2002 in two transactions at a weighted average price of $3.91 per share. 65,000 shares of common stock were acquired on December 19, 2002 and December 20, 2002 in two transactions at a weighted average price of $3.77 per share. 52,300 shares of common stock were acquired on December 23, 2002 and December 24, 2002 in two transactions at a weighted average price of $4.05 per share. 107,300 shares of common stock were acquired on December 26, 2002 and December 27, 2002 in two transactions at a weighted average price of $4.24 per share. 150,000 shares of common stock were acquired on December 30, 2002 and December 31, 2002 in two transactions at a weighted average price of $4.22 per share. 87,900 shares of common stock were acquired on January 2, 6 and 7 in three transactions at a weighted average price of $4.39 per share.

                  The ownership of each of the Reporting Heartland Entities is set forth in the following table.

                                                       Shares of

           Shareholder                  Common Stock                Percent

Heartland Industrial Associates          29,962,797                  35.8%
L.L.C.
Heartland Industrial Partners (FF),        362,442                    .43%
L.P.

Heartland Industrial Partners              506,207                    .61%
(E1), L.P.
Heartland Industrial Partners              235,681                    .28%
(K1), L.P.
Heartland Industrial Partners              114,458                    .14%
(C1), L.P.
Heartland Industrial Partners,           28,751,972                  34.4%
L.P.
                  The foregoing percentages are based on 83,630,087 shares of common stock of the Company outstanding on November 15, 2002.

                  By virtue of the Shareholders Agreement described in Item 6 of this Schedule 13D, as amended prior to the date hereof, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of November 15, 2002, to the best of the Reporting Heartland Entities' knowledge, the other shareholders party to the Shareholders Agreement beneficially owned approximately 13,082,862 shares of Common Stock of the Company, representing approximately 15.6% of the outstanding Common Stock of the Company. The Heartland Reporting Entities disclaim such beneficial ownership.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2003


                              Heartland Industrial Associates L.L.C.

                              Heartland Industrial Partners (FF), L.P.,

                              Heartland Industrial Partners (E1), L.P.,

                              Heartland Industrial Partners (K1), L.P.,

                              Heartland Industrial Partners (C1), L.P.,

                              Heartland Industrial Partners, L.P.


                              By:     /s/ David A. Stockman
                                      ------------------------------------------
                                        David A. Stockman